November 2, 2007

Kim Boyce
Chief Executive Officer
Reflect Scientific, Inc.
1270 South 1380 West
Orem, Utah 84058

>   **Re: Reflect Scientific, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed October 23, 2007**
>   **File No. 333-145737**

Dear Mr. Boyce:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   It appears that you have calculated the filing fee based on the conversion price. However, since the transaction you are registering is not the conversion but the resale, you should refer to rule 457(c). Please revise accordingly.

Selling Security Holder, page 10

2.   We note your response to our prior comment 3. Please tell us how you calculate the interest payments. For example, we note prepaid interest for two quarters is $150,000, yet "remaining interest" or "interest for balance of the first year" is $375,000. Please clarify.

3.   We note your response to prior comment 5. We note you are not registering the Series A and Series B Warrants in this registration statement. However, because

those warrants were sold in connection with the convertible debentures to the same selling shareholders in this offering, please disclose in your registration statement the information you have provided in response to comment 5.

4.   We note your response to prior comment 6.   Please disclose in your prospectus the information you provided in response to the last paragraph of our comment.

5.   We note your response to prior comment 11. Please tell us why you are seeking to register 807,692 shares of common stock for interest payments, calculated based on two years of interest payments, when on page 12 you state you are "only seeking to register interest shares payable over the next 12 months." Also, show us more clearly how you determined the number of shares underlying unpaid interest given the prepayments.

6.   We note your response to prior comment 13. Generally (1) it is inconsistent with Section 5 of the Securities Act to register securities for resale if the initial issuance of those securities is not complete, and (2) a private placement is not complete before the issuer has unrestricted access to the proceeds. If you do not have unrestricted access to the proceeds of your unregistered offering, it is premature to register for resale the securities related to the offering. Therefore, please clarify how you have unrestricted access to the proceeds of your unregistered offering, or withdraw your registration statement until such time that it is appropriate to register the shares for resale.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Victor D. Schwarz